

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2018

Sean Hehir
Chief Executive Officer
Trinity Merger Corp.
55 Merchant Street, Suite 1500
Honolulu, HI 9813

> **Re: Trinity Merger Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 20, 2018**
> **CIK 0001731536**

Dear Mr. Hehir:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 20, 2018

Summary
Our Company, page 2

1. We note your response to our prior comment 3. Please disclose here that NRDC converted to a real estate investment trust after not completing a business combination as a special purpose acquisition company. We note your disclosure on page 45.

Principal Stockholders, page 110

2. We note your revisions in response to our prior comment 8. Please further revise your beneficial ownership table to show ownership and voting power by class of securities. Please refer to Item 403 of Regulation S-K.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

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